UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

XRPRO SCIENCES, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

983844101

(CUSIP Number)

Dr. Benjamin Warner

c/o XRpro Sciences, Inc.

 One Kendall Square, Suite B2002

Cambridge, Massachusetts 02139

(617) 631-8825

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983844101	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Benjamin Warner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7	SOLE VOTING POWER 1,535,750
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 66,653
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,535,750
WITH	10	SHARED DISPOSITIVE POWER 66,653

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,602,403
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 983844101	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D (the “Original13D”) filed by Dr. Benjmin Warner on February 10, 2015 with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of XRpro Sciences, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Kendall Square, Suite B2002, Cambridge, Massachusetts 02139. Capitalized terms not defined herein shall have the respective meanings ascribed to them in the Original 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

See the response to Item 4, which is incorporated by reference herein.

Item 4.  Purpose of the Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On June 17, 2015, Dr. Warner and Ms. McBee transferred 150,000 shares of Common Stock in a private transaction to an accredited investor in accordance with the terms of a settlement agreement.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The information in this Item 5 is provided as of the date hereof and is based on 6,373,707 shares of Common Stock outstanding as of May 15, 2015.The share amounts included in this Amendment No. 1 reflect a 2-for-1 reverse stock split effected by the Issuer on March 25, 2015.

Dr. Warner is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of (a) 1,443,250 shares of Common Stock owned by Dr. Warner; and (b) options to acquire 92,500 shares of Common Stock, which options are currently exercisable.

In addition, Dr. Warner is the beneficial owner of, and has the shared power to vote or direct the vote and to dispose or direct the disposition of (a) 54,135 shares of Common Stock held jointly by Dr. Warner and Ms. McBee; and (b) 12,518 warrants to acquire 12,518 shares of Common Stock held jointly by Dr. Warner and Ms. McBee.

As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by Dr. Warner (on the basis of 6,373,707 shares of Common Stock outstanding as of May 15, 2015 based on information included in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2015) are as follows:

(a)	Number of shares of Common Stock beneficially owned:		Percent of class of Common Stock :
	1,602,403		24.7%
(b)	Number of shares of Common Stock as to which Dr. Warner has :

	(i) Sole power to vote or to direct the vote:	1,535,750

	(ii) Shared power to vote or to direct the vote:	66,653

	(iii) Sole power to dispose or to direct the disposition of:	1,535,750

	(iv) Shared power to dispose or to direct the disposition of:	66,653

CUSIP No. 983844101	13D	Page 4 of 5 Pages

Item 7. Material to be filed as Exhibits.

Item 7 is amended as follows:

Annex A:	Certain Transactions by the Reporting Person

CUSIP No. 983844101	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2015

/s/ Dr. Benjamin Warner
Dr. Benjamin Warner

Annex A

Transactions by the Reporting Person During the Past Sixty Days

Date of Transaction	Number of Securities	Price per Share
June 17, 2015	150,000 shares of Common Stock	*

*As described in this Amendment No. 1 on June 17, 2015, Dr. Warner and Ms. McBee transferred beneficial ownership of 150,000 shares of Common Stock to an accredited investor in accordance with a settlement agreement.